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RECEIVED MAR 22 2004 WASH., D.C.

SEC FILE NUMBER
8- 38994

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEACOCK, HISLOP, STALEY & GIVEN, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 N. 44TH STREET, SUITE 100
(No. and Street)

PHOENIX	AZ	85018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. MILLER (602) 952-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN, P.C.
(Name — *if individual, state last, first, middle name*)

3101 N. CENTRAL AVE, SUITE 300, PHOENIX, AZ 85012
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS R. HISLOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEACOCK, HISLOP, STALEY & GIVEN, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

MANAGING DIRECTOR, CEO

Title

Notary Public

OFFICIAL SEAL
VALERIE BARRETT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires May 17, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended December 31, 2003

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Year Ended December 31, 2003

CONTENTS

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

We have audited the accompanying statement of financial condition of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Peacock, Hislop, Staley & Given, Inc***. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under rule 5c3-1 of the Securities and Exchange Commission presented on page 10, and the reconciliation of net capital pursuant to rule 17a-5(d)-(4) on page 11, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 13, 2004

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 248,313
Receivables:	
Receivables from clearing broker	895,687
Commissions and fees from customers	86,000
Other receivables	50,761
Securities owned:	
Marketable, at market value	2,637,539
Not readily marketable, at cost	20,101
Prepaid expenses and deposits	54,335
Employee notes receivable	15,000
Other notes receivable	12,739
Property and equipment, net	176,566
TOTAL ASSETS	$ 4,197,041

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 70,848
Payable to clearing broker	1,345,855
Securities sold, but not yet purchased	172,803
Accrued expenses	463,149
Deferred rent	106,914
Long-term debt	25,085
TOTAL LIABILITIES	2,184,654
Commitments and contingencies	
Stockholder's equity	
Common stock, no par, authorized 1,000,000 shares, issued and outstanding 80,717 shares	80,717
Additional paid-in capital	1,233,802
Retained earnings	697,868
TOTAL STOCKHOLDER'S EQUITY	2,012,387
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,197,041

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

REVENUES	
Commissions	$ 4,326,278
Trading profits	2,934,252
Consulting and advisory fees	1,204,982
Underwriting profits	388,105
Dividends and interest	239,969
Other revenues	68,328
TOTAL REVENUES	9,161,914
EXPENSES	
Employee compensation and benefits	3,911,845
Commissions	2,447,653
Occupancy	592,108
Legal and accounting	525,605
Clearing fees	434,180
Communications	147,959
Regulatory fees	66,925
Travel and entertainment	64,513
Interest	44,468
Other expenses	1,000,732
TOTAL EXPENSES	9,235,988
NET LOSS	$ (74,074)

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2003

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2003	80,717	$ 80,717	$ 1,233,802	$ 866,942	$ 2,181,461
Net loss	-	-	-	(74,074)	(74,074)
Dividends to stockholders	-	-	-	(95,000)	(95,000)
Balance at December 31, 2003	80,717	$ 80,717	$ 1,233,802	$ 697,868	$ 2,012,387

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (74,074)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	70,408
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Receivables from clearing broker	(884,474)
Commissions and fees receivable from customers	241,984
Other receivables	40,249
Securities, at market value	8,932,178
Securities, not readily marketable	104,001
Prepaid expenses and deposits	(21,255)
Employee notes receivable	42,643
Other notes receivable	3,185
Increase (decrease) in:	
Accounts payable	(372,554)
Payable to clearing broker	(8,010,144)
Securities sold, but not yet purchased	54,310
Accrued expenses	(485,106)
Deferred rent	(75,161)
Net cash used in operating activities	(433,810)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(12,223)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(95,000)
Payments on long-term debt	(7,878)
Net cash used in financing activities	(102,878)
NET CHANGE IN CASH	(548,911)
CASH, BEGINNING OF YEAR	797,224
CASH, END OF YEAR	$ 248,313
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 44,468

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2003

(1) Company operations and summary of significant accounting policies

Company operations - Peacock, Hislop, Staley & Given, Inc. (the "Company") is incorporated in the state of Arizona. The Company is a full service broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD), the Municipal Securities Rule Making Board (MSRB), and the Securities Investors Protection Corporation (SiPC). The Company also offers underwriting services for municipal debt securities and corporate debt and equity securities. During 2002, the stockholders of the Company contributed all 80,717 issued and outstanding shares of common stock to Tumacacori Holdings, Inc. in exchange for common stock. The Company is a wholly-owned subsidiary of Tumacacori Holdings Inc. These financial statements include the accounts of the Company only. The Company is headquartered in Phoenix, Arizona and provides services to customers throughout the United States.

The significant accounting policies followed by the Company are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions - Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Accounts receivable and payable for security transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Revenue recognition - Commissions, consulting and advisory fees are recognized in the period to which the fees relate.

Investment banking - Investment banking revenues include gains, losses, and fees (net of syndicate expenses) arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition, and financial restructuring advisory services. Investment banking management fees are recorded on trade date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash - Cash includes cash held in checking and savings accounts.

Receivables from customers - Accounts receivable from customers include amounts due on cash and margin transactions. Accounts receivable are stated at the amount management expects to collect. Management considers accounts receivable from customers to be collectible in full and, accordingly, an allowance for doubtful accounts is not considered necessary as securities owned by customers are held as collateral for receivables.

Property and equipment - Property and equipment is carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years. Depreciation is computed using accelerated methods for income tax purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized.

Income taxes - The Company has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company generally does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on the Company's taxable income.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2003, the Company had net capital of $1,296,041, which was $1,046,041 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was .51 to 1.0.

(3) Securities owned and securities sold, but not yet purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned Marketable	Owned, Not Readily Marketable	Sold, But Not Yet Purchased
Unit investment trusts	$ 1,383,721	$ -	$ 172,803
Corporate bonds and notes	622,393	-	-
State and municipal obligations	414,425	-	-
Equity securities	141,700	-	-
Firm account	75,300	20,101	-
Total securities owned and securities sold, but not yet purchased	$ 2,637,539	$ 20,101	$ 172,803

Securities not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Such securities are recorded at cost.

(4) Property and equipment

Property and equipment consists of:

Cost:	
Equipment	$ 271,088
Computer equipment	269,636
Furniture	184,790
Leasehold improvements	122,713
Computer software	130,053
Automobiles	64,667
Total cost	1,042,947
Accumulated depreciation and amortization	(866,381)
Net property and equipment	$ 176,566

Depreciation and amortization expense charged to operations was $70,408 for the year.

(5) Long-term debt

Long-term debt consists of a note payable to a finance company, collateralized by an automobile, payable in monthly installments of $804 including interest at 5.99%, maturing in November 2006.

Annual maturities of long-term debt outstanding at December 31, 2003 are as follows:

Years Ending December 31,	
2004	$ 8,370
2005	8,886
2006	7,829
Total annual maturities	$ 25,085

(6) Profit sharing plan

The Company has a profit sharing plan covering substantially all of its employees under which the Company may make annual contributions. During the year the Company contributed $406,549 to the plan, of which $190,292 is included in accrued expenses in the accompanying statement of financial position.

(7) Leases

The Company leases its office facilities and office equipment under operating lease agreements that expire at various times from February 2004 through November 2010. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are:

Years Ending December 31,	
2004	$ 375,569
2005	393,689
2006	394,345
2007	401,562
2008	344,065
Later years	627,871
Total minimum future rental payments	$ 2,537,101

No renewal options are provided for in the leases. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $592,108 for the year.

The Company accounts for rent expense for the office space on a straight-line basis over the lease term. Differences between the amounts paid and amounts expensed are accounted for as deferred rent in the accompanying statement of financial position. In addition, upon execution of the lease, the Company received $301,800, which will be used to reduce future lease payments and is also included in deferred rent in the accompanying statement of financial condition.

(8) Commitments and contingencies

The Company is subject to various claims and legal actions in the normal course of business. In the opinion of management, based upon current facts and circumstances and advice from legal counsel, these matters are not expected to have a material effect on the financial condition of the Company.

(9) Concentrations of credit risk

The Company has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the Company to risk and potential loss. The Company utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits in bank accounts and other financial institutions and marketable securities. Deposits in excess of amounts insured by Federal Deposit Insurance Corporation (FDIC) of $100,000 and the Securities Investors Protection Corporation (SiPC) of $100,000 are exposed to loss in the event of nonperformance by the institution. At times the Company may have cash deposits in excess of the insurance coverages.

ADDITIONAL INFORMATION

PEACOCK, HISLOP, STALEY & GIVEN, INC.

ADDITIONAL INFORMATION

December 31, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Stockholder's equity		$ 2,012,387
Less nonallowable assets:		
Petty cash	$ 700	
Fees receivable from customers	86,000	
Other receivables	38,265	
Securities not readily marketable	20,101	
Prepaid expenses and deposits	54,335	
Property and equipment, net	176,566	
Employee notes receivable	15,000	
Total nonallowable assets		390,967
Net capital before haircuts on security positions		1,621,420
Less: Haircuts on securities		325,379
Net capital		1,296,041
Less: Minimum net capital required		250,000
EXCESS NET CAPITAL		$ 1,046,041
AGGREGATE INDEBTEDNESS - LIABILITIES		$ 665,996
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.51

See Independent Auditor's Report

PEACOCK, HISLOP, STALEY & GIVEN, INC.

ADDITIONAL INFORMATION

December 31, 2003

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL PER FORM X-17A-5 (UNAUDITED)	$ 1,296,041
POST CLOSING ADJUSTMENTS:	
None	-
NET CAPITAL	$ 1,296,041

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm
3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

To the Board of Directors of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

In planning and performing our audit of the financial statements of ***Peacock, Hislop, Staley & Given, Inc.*** (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

Our report recognizes that it is not practicable in a company the size of ***Peacock, Hislop, Staley & Given, Inc.*** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 13, 2004